Exhibit (c)(3)

The Mexico Fund, Inc.

July 30, 2009

As announced on July 1, 2009, The Mexico Fund, Inc. (the “Fund”) is paying on July 30, 2009 a distribution of $0.42 per share, pursuant to its Managed Distribution Plan (MDP). This letter contains information about the composition of this distribution. With the payment of this dividend distribution, which is the equivalent of 2.5% of the Fund’s net asset value per share (NAV) as of December 31, 2008, distributions under the Fund’s MDP are restored at an annual rate of 10% of NAV.

The amount of distributable income for each fiscal period depends on the aggregate gains and losses realized by the Fund during the entire year. Distributions may consist of net investment income, capital gains and return of capital, but the character of these distributions cannot be determined until after the end of the Fund’s fiscal year.

However, under the Investment Company Act of 1940, the Fund is required to indicate the source of each distribution to stockholders. The following table sets forth an estimate of the source of the July 2009 distribution and for the current fiscal year:

Distribution Estimates	July 2009		Fiscal Year-to-date (YTD)[1]
Source	Per Share Amount	Percent of Current Distribution	Per Share Amount	Percent of Fiscal Year Distributions
Net Investment Income	$0.161	3.83%	$0.0161	0.56%
Net Realized Short-Term Capital Gains	—	—	—	—
Net Realized Long-Term Capital Gains	$0.2800	66.67%	$2.6488	91.69%
Return of Capital (or other Capital Source)	$0.1239	29.50%	$0.2239	7.75%

Total Distribution	$0.4200	100.00%	$2.8888	100.00%

Information regarding the Fund’s performance and distribution rates is set forth below:

Average Annual Total Return for the 5-year period ended on June 30, 2009[2]	20.18%
Annualized Distribution Rate (current fiscal year) [3]	19.07%
Current Fiscal Year Cumulative Total Return[4]	15.74%
Cumulative Distribution Rate (current fiscal year) [5]	12.64%

[1]	The Fund’s current fiscal year began on November 1, 2008.

[2]

Average Annual Total Return represents the simple arithmetic average of the Annual NAV Total Returns of the Fund for the last five years. Annual NAV Total Return is the percentage change in the Fund’s NAV over a year including distributions paid and assuming reinvestment of those distributions.

[3]	The Current Annualized Distribution Rate is the Cumulative Distribution Rate as of June 30, 2009 annualized as a percentage of the Fund’s NAV at the same date.

[4]

Fiscal Year Cumulative Total Return is the percentage change in the Fund’s NAV from November 1, 2008 through June 30, 2009, including distributions paid and assuming reinvestment of those distributions.

[5]

Cumulative Distribution Rate for the Fund’s current fiscal period (November 1, 2008 through June 30, 2009) measured on the dollar value of distributions in the period as a percentage of the Fund’s NAV as of June 30, 2009.

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s MDP.

The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

The amounts and sources of distributions reported in this 19(a) notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.